SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THERMO FISHER SCIENTIFIC INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
2.50% CONVERTIBLE SENIOR NOTES DUE 2023
(Title of Class of Securities)

338032 AW 5
338032 AP 0
(CUSIP Numbers of Class of Securities)

Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary
81 Wyman Street
Waltham, Massachusetts 02451
(781) 622-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With copies to:

Hal J. Leibowitz	Stuart R. Nayman
Wilmer Cutler Pickering Hale and Dorr LLP	Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street	399 Park Avenue
Boston, Massachusetts 02109	New York, New York 10022
(617) 526-6000	(212) 230-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$613,705,358.24	$34,244.76

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that all 2.50% Convertible Senior Notes due 2023 (the “Convertible Notes”) of Thermo Fisher Scientific Inc. (the “Company”) outstanding as of November 12, 2009 will be purchased pursuant to the Offer at the final purchase price of $2,072.4743 per $1,000 principal amount of Convertible Notes. As of November 12, 2009, there were Convertible Notes outstanding in an aggregate principal amount of $295,360,000.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,055.04 Form or Registration No.: Schedule TO-I (File No. 005-13830) Filing Party: Thermo Fisher Scientific Inc. Date Filed: November 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1
☑    issuer tender offer subject to Rule 13e-4
☐    going-private transaction subject to Rule 13e-3
☐    amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (File No. 005-13830) filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2009 by Thermo Fisher Scientific Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, as amended and supplemented by Amendment No. 1 thereto (“Amendment No. 1”) filed by the Company with the SEC on November 16, 2009, Amendment No. 2 thereto (“Amendment No. 2”) filed by the Company with the SEC on November 20, 2009 and Amendment No. 3 thereto (“Amendment No. 3”) filed by the Company with the SEC on November 24, 2009 (as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Original Schedule TO” and as further amended and supplemented by this Amendment No. 4, the “Schedule TO”) and is being filed in connection with the Company’s tender offer to purchase for cash (the “Offer”) any and all of its outstanding 2.50% Convertible Senior Notes due 2023 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated November 13, 2009 (as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Offer to Purchase”), and the related Letter of Transmittal, each of which is attached as an exhibit to the Schedule TO. The Offer will expire at 12:00 midnight, New York City time, at the end of Thursday, December 17, 2009, unless the Offer is extended or earlier terminated by the Company (as may be extended by the Company, the “Expiration Date”).
     On December 17, 2009, the Company issued a press release announcing that it has determined the final purchase price offered by the Company pursuant to the Offer. The final purchase price per $1,000 principal amount of Convertible Notes is $2,072.4743. In addition, holders will receive, in respect of their Convertible Notes that are accepted for purchase, accrued and unpaid interest on such Convertible Notes to, but excluding, the settlement date of the Offer. All amounts payable pursuant to the Offer will be rounded to the nearest cent.
     The final purchase price was determined in accordance with the pricing formula described in the Offer to Purchase. The final purchase price is equal to the sum of (i) the final Average VWAP (as defined in the Offer to Purchase) of $47.8431 multiplied by 42.1372 (which is the number of shares of the Company’s common stock currently issuable upon conversion of $1,000 principal amount of Convertible Notes) plus (ii) a fixed cash amount of $56.50.
     This Amendment No. 4 is being filed to amend and supplement the Original Schedule TO and the Offer to Purchase by incorporating by reference the Company’s current report on Form 8-K (File No. 001-08002), filed with the SEC on December 17, 2009 and to amend and supplement the Schedule TO to disclose the final purchase price.
     Except as expressly amended and supplemented by this Amendment No. 4, neither the Original Schedule TO nor the Offer to Purchase shall be amended, supplemented or otherwise modified hereby.
Item 1. Summary Term Sheet.
     Item 1 of the Original Schedule TO is hereby amended and supplemented by adding the following:
What final purchase price has been calculated based on the pricing formula set forth in the Offer to Purchase?
The final purchase price per $1,000 principal amount of Convertible Notes is $2,072.4743. The final purchase price is equal to the sum of (i) the final Average VWAP of $47.8431 multiplied by 42.1372 (which is the number of shares of the Company’s common stock currently issuable upon conversion of $1,000 principal amount of Convertible Notes) plus (ii) a fixed cash amount of $56.50.
Item 4. Terms of the Transaction.
Item 7. Source and Amount of Funds or Other Consideration.

     Item 4(a) and Item 7(a) of the Original Schedule TO are hereby amended and supplemented by adding the following:
On December 17, 2009, the Company determined the final cash purchase price offered by the Company pursuant to the Offer. The final purchase price per $1,000 principal amount of Convertible Notes is $2,072.4743. In addition, holders will receive, in respect of their Convertible Notes that are accepted for purchase, accrued and unpaid interest on such Convertible Notes to, but excluding, the settlement date of the Offer. All amounts payable pursuant to the Offer will be rounded to the nearest cent.
The final purchase price is equal to the sum of (i) the final Average VWAP of $47.8431 multiplied by 42.1372 (which is the number of shares of the Company’s common stock currently issuable upon conversion of $1,000 principal amount of Convertible Notes) plus (ii) a fixed cash amount of $56.50.
Based on the final purchase price, the Company would need approximately $613.7 million to purchase all of the Convertible Notes outstanding as of November 12, 2009, assuming that the purchase of Convertible Notes pursuant to the Offer is settled on December 18, 2009.
Item 11. Additional Information.
     (b) Each of Item 11(b) of the Original Schedule TO and the Offer to Purchase is hereby amended and supplemented by deleting the third bullet of the first paragraph of the section entitled “Incorporation of Documents by Reference” in the Offer to Purchase and replacing such third bullet with the following:
•	Our current reports on Form 8-K, filed with the SEC on February 27, 2009, March 27, 2009, May 27, 2009, July 9, 2009, September 15, 2009, November 10, 2009, November 13, 2009, November 20, 2009, November 24, 2009 and December 17, 2009 (other than any information in such reports that is deemed to have been furnished to, rather than filed with, the SEC in accordance with SEC rules).
Item 12. Exhibits.
     Item 12 to the Original Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(ii)
Press Release, dated December 17, 2009 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 1-8002) filed with the SEC on December 17, 2009 and incorporated herein by reference).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

THERMO FISHER SCIENTIFIC INC.
By:	/s/ Seth H. Hoogasian
	Name:	Seth H. Hoogasian
	Title:	Senior Vice President, General Counsel and Secretary

Date: December 17, 2009

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated November 13, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Voluntary Offering Instructions.*

(a)(1)(iv)	Form of Notice of Withdrawal.*

(a)(5)(i)	Press Release, dated November 13, 2009.*

(a)(5)(ii)
Press Release, dated December 17, 2009 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 1-8002) filed with the SEC on December 17, 2009 and incorporated herein by reference).

(b)(1)
Credit Agreement, dated as of August 29, 2006, among the Company, as borrower, Bank of America, N.A., as administrative agent and swing line lender, Bank of America, N.A. and Barclays Bank PLC, as L/C issuers, the several banks and other financial institutions or entities from time to time parties thereto, as lenders, Banc of America Securities LLC and Barclays Capital, as joint lead arrangers and joint book managers, Barclays Bank PLC, as syndication agent, and ABN AMRO Bank, N.V., Deutsche Bank Securities, Inc., and JP Morgan Chase Bank, N.A., as documentation agents (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 1-8002) filed with the SEC on September 1, 2006 and incorporated herein by reference).

(d)(1)
Rights Agreement, dated as of September 15, 2005, between the Company (formerly known as Thermo Electron Corporation) and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A, the Terms of Series B Junior Participating Preferred Stock, and as Exhibit B, the Form of Rights Certificate (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 1-8002) filed with the SEC on September 16, 2005 and incorporated herein by reference).

(d)(2)
Amendment No. 1 to the Rights Agreement, dated as of May 7, 2006, between the Company and American Stock Transfer & Trust Company, as Rights Agent (filed as Exhibit 1.1 to the Company’s Registration Statement on Form 8-A/A (File No. 1-8002) filed with the SEC on May 12, 2006 and incorporated herein by reference).

(d)(3)
Indenture, dated as of July 7, 2003, between Fisher Scientific International Inc. and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company (filed as Exhibit 4.11 to Fisher Scientific International Inc.’s Registration Statement on Form S-4 (File No. 333-104361) filed with the SEC on July 10, 2003 and incorporated herein by reference).

(d)(4)	First Supplemental Indenture, dated as of May 9, 2005, between Fisher Scientific International Inc. and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company.*

(d)(5)	Letter Agreement, dated as of May 9, 2005, between Fisher Scientific International Inc. and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company.*

(d)(6)
Second Supplemental Indenture, dated as of November 9, 2006, among the Company, Fisher Scientific International Inc. and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K (File No. 1-8002) filed with the SEC on November 14, 2006 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO.